SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 5)

                               AVATEX CORPORATION
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                                (Name of Issuer)

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                                  Common Stock
                         (Title of Class of Securities)

                                   05349F105
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                                 (CUSIP Number)

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                              Morris F. DeFeo, Jr.
                             Morrison & Foerster LLP
                         2000 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20006
                                 (202) 887-1682
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                              December 7, 1999
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. __

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 Pages)

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Phar-Mor, Inc.
                 251466309
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---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|

                                                                    (b) |_|

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

                WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)

                                                                        |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania
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                    -------- --------------------------------------------------
                       7     SOLE VOTING POWER
 NUMBER OF
                                  4,948,600
  SHARES
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                       8     SHARED VOTING POWER
BENEFICIALLY
                                  -0-
  OWNED BY
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
   EACH
                                  4,948,600
 REPORTING
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
  PERSON
                                  -0-
   WITH
                    -------- --------------------------------------------------
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,948,600
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---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                          |-|

---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.19%
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---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                CO
---------- --------------------------------------------------------------------
This Amendment No. 5 ("Amendment No. 5") amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor"), with respect to the common stock, par value $5.00 per share (the "Common Shares"), of Avatex Corporation, a Delaware corporation (the "Issuer") on May 4, 1998 (the "Statement"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on May 28, 1998 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on May 29, 1998 ("Amendment No. 2"), Amendment No. 3 filed with the Commission on June 17, 1998 ("Amendment No. 3") and Amendment No. 4 filed with the Commission on July 17, 1998 ("Amendment No. 4").

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Phar-Mor purchased a total of 2,961,400 Common Shares between July 17, 1998 and December 7, 1999 on the New York Stock Exchange, as follows:

Date                                     Number of Shares                       Price per Common Share
----                                     ----------------                       ----------------------
07/17/98                                 28,400                                 1.75
07/20/98                                 3,000                                  1.75
07/21/98                                 18,600                                 1.75
07/22/98                                 7,600                                  1.75
07/23/98                                 200                                    1.75
07/24/98                                 600                                    1.75
07/27/98                                 16,600                                 1.75
07/28/98                                 300                                    1.625
07/29/98                                 100                                    1.625
07/30/98                                 2,300                                  1.625
08/04/98                                 21,300                                 1.625
12/07/99                                 2,862,400                              2.00

Total:                                   2,961,400


All of the funds used to purchase the above-stated 2,961,400 Common Shares were from Phar-Mor's general corporate funds.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) The aggregate number of Common Shares beneficially owned by Phar-Mor is 4,948,600 shares, constituting 25.19% of 19,647,000 Common Shares of the Issuer issued and outstanding as of December 7, 1999.

              (b) Phar-Mor has the sole power to vote, to direct the vote of, and to dispose and to direct the disposition of 4,948,600 Common Shares of the Issuer.

              (c) Since the filing of Amendment No. 4, Phar-Mor purchased a total of 2,961,400 Common Shares of the Issuer, as summarized in Item 3 above.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

              (e) Not applicable.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Phar-Mor does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Phar-Mor, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    December 16, 1999

                                    PHAR-MOR, INC.

                                    By:   /s/ John R. Ficarro
                                          Name: John R. Ficarro
                                          Title: Chief Administrative Officer